Amended and Restated

MAG SILVER CORP. (An exploration stage company) Interim Management Discussion & Analysis For the nine month period ended September 30, 2007
Dated: March 4, 2008

A copy of this report will be provided to any shareholder who requests it.

VANCOUVER OFFICE Suite 328 550 Burrard Street Vancouver, BC V6C 2B5	604 630 1399 phone 866 630 1399 toll free 604 484 4710 fax	TSX: MAG AMEX: MVG www.magsilver.com info@magsilver.com

MAG Silver Corp. is a company focused on the acquisition, exploration and development of district scale projects located in the Mexican Silver Belt.  We are based in Vancouver, British Columbia, Canada.  Our common shares trade on the Toronto Stock Exchange under the symbol MAG and on the American Stock Exchange under the symbol MVG.  The Company is a “reporting” company in the Provinces of British Columbia, Alberta and Ontario.

This management discussion and analysis (“MD&A”) of MAG Silver Corp. (the “Company) focuses on the financial condition and results of operations of the Company for the nine months ended September 30, 2007 and 2006 and is prepared as of November 14, 2007 and should be read in conjunction with the audited, consolidated financial statements of the Company for the year ended December 31, 2006 together with the notes and MD&A thereto.

The Company’s reporting currency is the Canadian dollar and all amounts in this discussion and in the consolidated financial statements are expressed in Canadian dollars, unless identified otherwise.  The Company reports its financial position, results of operations and cash flows in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  The Company’s significant accounting policies are set out in Note 2 of the un-audited consolidated financial statements.

Except for historical information contained in this MD&A, the following disclosures are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or are future oriented financial information and as such are based on an assumed set of economic conditions and courses of action.  These may include estimates of future production levels, expectations regarding mine production and development programs and capital costs, expected trends in mineral prices and statements that describe future plans, objectives or goals.  There is significant risk that actual results will vary, perhaps materially, from results projected depending on such factors as discussed under Risks and Uncertainties in the Company’s Annual MD&A and other risk factors listed from time-to-time in the Company’s Annual Information Form.  Additional information about the Company and its business activities is available on SEDAR at www.sedar.com.

THIRD QUARTER HIGHLIGHTS

•

Drilling on the Juanicipio project continued to intersect significant high grade silver/gold/lead and zinc values in the Valdecañas vein. Hole GD returned a core length of 21.1 metres (16.2 metres true width) grading 1,175 grams per tonne (g/t) silver (34.3 ounces per ton (opt)), 3.66 g/t gold and 13.56% lead/zinc.  There is also a separate gold-rich zone in Hole GD which returned 2.45 metres (1.9 metres true width) grading 21.0 g/t gold (0.67 opt), 4,759 g/t silver (138.8 opt) and 23.32% lead/zinc. Hole GC has returned a core length of 6.45 metres (5.85 metres true width) grading 1,634 g/t silver (47.7 opt), 0.52 g/t gold, 3.02% lead and 4.75% zinc. Hole GC has intersected the Valdecañas Vein 110 metres up-dip from Hole GD. Hole UE, the most easterly hole drilled to date has intersected the vein over a true width of 8.0 meters and adds 150 meters to the known strike length of Valdecañas.  Assays are pending at this time.  To date, 13 out of 17 holes (including UE) into the Valdecañas Vein are averaging 1,329 g/t silver (36.9 ounces), 2.55 g/t gold and 8.30% combined lead and zinc over a true width of 6.0 meters.  These holes are drilled along a 1,500 meter strike length and down dip for over 450 meters.

•

In August 2007, the Juanicipio Joint Venture completed a third surface land purchase covering a 2.5 kilometre westerly strike projection of the Juanicipio Vein.  Peñoles paid the surface owners a total USD$3,642,258 for this land purchase. This new land purchase adjoins directly to the south, two earlier land purchases covering the westerly strike projection of the Valdecañas Vein. In July 2007, Peñoles paid the surface owners USD$1,435,681 for the purchase of additional land and this

MAG SILVER CORP.

Amended and Restated

(An exploration stage company)

Interim Management Discussion & Analysis

For the Nine Months Ended September 30, 2007

cost was applied to their earn-in requirements under the terms of the Juanicipio Joint Venture Agreement. This new land purchase is located to the west of the Valdecañas Vein Discovery and ties directly to the west of the land purchased for USD $1,469,648 last year. Combined with last year’s purchase, the joint venture now has uninterrupted coverage of 4.5 kilometres of the strike projection of the Valdecañas Vein from east to west.

•

The company successfully upgraded its market exposure by listing on the American Stock Exchange (AMEX) under the symbol MVG and by moving to the Toronto Stock exchange (TSX) under the MAG trading symbol.

•

Drill programs were initiated at Sello, Lagartos and Cinco de Mayo during this quarter.  Results of these programs are pending.

DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION

At September 30, 2007 the Company had cash of $19,737,071 (2006 – $4,611,501).

After deducting interest earned of $527,665 (2006 - $164,186), the operating loss for the period was $4,034,964 (2006 – $3,048,178). The 2007 third quarter loss includes a non-cash charge for stock compensation expense of $2,747,555 (2006 - $1,954,298).  During the nine months ended September 30, 2007 the Company granted 385,000 stock options, (2006 – 1,130,000 stock options) to employees and consultants.  See Note 4(b) to the Company’s September 30, 2007 financial statements for more details.

General and administrative expenses for the period amounted to $1,815,074 (2006 - $1,258,066). The increase when compared to 2006 is due to the Company conducting more exploration activity and as a result of corporate growth, resulting in generally higher expenses.

Increases occurred in filing and transfer agent fees at $133,893 for the period versus $33,109 in 2006 and legal fees at $153,978 for the period versus $65,415 in 2006.  Both of these costs increased as a result of the Company’s graduation during the period to the TSX, its listing on the American Stock Exchange and as a result of equity financing activity during February 2007.

Management and consulting fees increased from $357,378 for the nine month period in 2006 to $594,532 in the current period.  The increase is due primarily to the addition of a new corporate secretary ($36,043 in the period), the addition of a new director and the introduction of non-executive director’s fees ($96,750 in the period), the payment of performance related bonuses to two senior executives ($90,000 in the period) and general market related increase in compensation rates.  Shareholder relations expense increased to $293,531 during the period (2006 - $203,479) as the Company worked to both increase its profile and satisfy requests for investor information and meetings.  Management attended several trade shows and in general, management and personnel traveled to and from Mexico more times during the period, than in the same period as 2006.

Accounting and audit expenses at $131,542 were comparable to the same period in 2006 at $127,107.  These expenses include amounts incurred in connection with the above noted listings as well as the Company’s annual United States Securities and Exchange Commission (“SEC”) Registration Form 20F and other normal financial reporting functions.  Telephone, office and travel expenses aggregating $431,346 for the period were all comparable with the same period in 2006 at $426,606.

MAG SILVER CORP.

Amended and Restated

(An exploration stage company)

Interim Management Discussion & Analysis

For the Nine Months Ended September 30, 2007

Other smaller expense items account for the balance of general and administrative costs for the period. The Company occupies office space and receives administrative services on a contract basis.

During the period the Company also wrote off property acquisition costs and deferred exploration costs related to the Adargas property in the amount of $750,277 (Nil for the same period in 2006).

The net loss for the three months ended September 30, 2007 was $351,375 (2006 - $570,796) compared to $2,252,342 (2006 - $991,889) for the first quarter and $2,181,524 (2006 - $1,485,493) for the second quarter. There was no stock compensation expense in the third quarter. If one removed the stock compensation expense, a non-cash item, of $1,017,521 for the second quarter and $1,730,034 for the first then the second quarter net loss would be $1,164,003 which is higher than the net loss of $522,308 for the first quarter. The main difference for the losses in the period is the mineral property write-off of $750,277 in the second quarter of 2007.

Stock compensation expense is larger than the rest of the Company’s administration expenses combined.  The fair value of all stock-based compensation for the Company is estimated using the Black-Scholes option valuation model and are recorded in operations or capitalized against properties over their vesting periods.  This option pricing model uses various data inputs such as: if dividends are paid, a weighted average volatility of the Company’s shares price, an annual risk free, interest rate, an expected life of the option, as well as the market price of the Company’s shares.

As the Company’s share price had increased from the $6.00 range in January 2007 to the $14.00 range in September 2007 the calculated fair value of options granted at various times during the period has also increased.

EXPLORATION PROGRAMS AND EXPENDITURES

During the period ended September 30, 2007 the Company incurred $3,348,224 in property acquisition costs, comprised of $722,224 in cash or accrued payables and $Nil in shares issued, (2006 - $353,033 ($203,602 in cash and $149,431 in shares,)) in property acquisition costs.  Exploration expenditures in for the period amounted to $4,702,724 (2006 - $2,980,132).

The Company’s material exploration properties are (i) the Juanicipio Property located in the Fresnillo District, Zacatecas State, Mexico; (ii) the Batopilas (Don Fippi) Property located in the western Sierra Madres of Chihuahua State, Mexico; (iii) the Lagartos Property Package located in the Fresnillo Silver Trend surrounding the Fresnillo and Zacatecas Silver Districts located in Zacatecas State, Mexico; (iv) the Guigui Property located in central Chihuahua State, Mexico; (v) the Cinco de Mayo Property located in north-central Chihuahua State, Mexico; (vi) the Sierra de Ramirez Property located in Durango State, Zacatecas, Mexico; and (vii) the Sello Property located in Zacatecas State, Mexico. The following discussion is an update to disclosure in documentation filed with regulatory agencies and available for viewing under MAG’s profile on the SEDAR website at www.sedar.com.

At the Juanicipio Joint Venture, MAG Silver and Industrias Peñoles in late 2005 made a significant discovery of a new high grade silver/ gold vein (Valdecañas) within the boundaries of the world class Fresnillo Silver District.  Over the past 18 months work has continued to expand this discovery and the Valdecañas Vein has emerged as a major high grade silver vein with few comparison.

Peñoles acquired a 56% interest in the Juanicipio property upon completion of US $5 million of exploration expenditures in the second quarter of 2007.  Peñoles and MAG Silver will now participate in

MAG SILVER CORP.

Amended and Restated

(An exploration stage company)

Interim Management Discussion & Analysis

For the Nine Months Ended September 30, 2007

the project as a joint venture and will incur expenditures on a pro-rata basis with Peñoles contributing 56% and MAG Silver 44%, respectively.  To September 30, 2007 Peñoles had spent approximately US $10.9 million on qualified expenditures on the property.  At September 30, 2007 the Company has recorded an obligation at US $2,928,000 (C$2,928,000) payable to Peñoles for the Company’s 44% share of expenditures in excess of US $5 million.  In November 2007 a new company is being incorporated to hold and operate the Juanicipio property subject to a shareholder’s agreement being finalized which will reflect the original spirit and terms of the original joint venture agreement.  The Company will transfer its interest in the property to this new company and reassess the related accounting for the investment once the company is incorporated and the related shareholder’s agreement is finalized.

After the initial discovery in December of 2005, Peñoles initiated a follow up program in October 2006, on the Valdecañas discovery by announcing an eighteen hole, fifteen thousand metre definition drill program. Peñoles drilled 10,758 metres in 2006 and proposed an additional 28,000 metres utilizing a minimum of 4 drills going into the 2007 program. The definition drill program is designed to delineate the Valdecañas Vein over a 1.5 kilometre section of potential strike length, along 200 metre sections and at 100 metre separation up and down dip. This program was ongoing at the end of September 2007, with almost 10,000 meters of drilling completed for the year to date.

The program to date at Juanicipio has identified the Valdecañas Vein as a significant high grade silver/gold vein that can now be traced over a minimum strike length of 1,500 metres and down dip for at least 450 metres. The average grade of thirteen widely spaced holes (out of seventeen, one hole has assays pending) that have intersected the vein is 1,329 g/t (37.7 opt) silver, 2.55 g/t gold and 8.30% lead and zinc combined.

Drilling in mid to late 2007 on sections I and G confirms that the high grade mineralization in the Valdecañas Vein continues to the west. In addition the results indicate the presence of a post-mineral fault between Sections I and G.  The fault appears to move the vein closer to the northern property boundary but more drilling is required to determine the vein's orientation farther west and north. The vein still remains open to the east (trending onto Peñoles held property), to the west and down dip.

Results continue to clearly demonstrate that Valdecañas is a low-sulphidation vein typical of the Fresnillo District. The vein exhibits the characteristic metal zoning over a 350 metre vertical height as seen in all of the principal veins at Fresnillo. Peñoles continues to operate the drill program directed at delineating the extent of the Valdecañas vein.

At a recently held joint venture committee meeting MAG and Peñoles agreed to continue drilling at Juanicipio throughout 2007 and 2008 utilizing at least four diamond drills.  Drilling in 2007 will continue to delineate the vein on a 200 meter by 100 meter grid pattern between section G to the west and Section U to the east. Holes are planned for sections G, O, Q, S and U.

It was also agreed to begin a drill program on the Juanicipio Vein before the end of this year. This vein was first intersected by MAG in 2003 and is located about 1,100 meters south of the Valdecañas Vein. Information from the drill program at Valdecañas suggests that this Juanicipio Vein intersection occurs at the very top of the silver / gold zone. Peñoles also intersected the vein in 2005 almost 100 meters to the east but at an elevation now known to be well above the silver / gold zone. The Juanicipio Vein is open at depth and along strike.

A review of past drilling by the Joint Venture in the context of the Valdecañas Vein discovery has renewed interest in Hole VP – 02 drilled in 2006. This hole is located on the Juanicipio property 1,200 meters to the west of section G on the Valdecañas Vein.  This hole reported a one meter section of 7.70

MAG SILVER CORP.

Amended and Restated

(An exploration stage company)

Interim Management Discussion & Analysis

For the Nine Months Ended September 30, 2007

g/t gold and 4.0 g/t silver at 700 meters below surface.  The presence of strong gold values in this intersection and its relative proximity to Valdecañas is considered highly significant.

The Company had spent a total of $2,585,785 in exploration costs at Juanicipio to September 30, 2007 (2006 - $2,116,984).

The Batopilas (Don Fippi Property) comprises seven exploration claims covering approximately 3,511 ha. in the Batopilas Mining District in southwestern Chihuahua, Mexico and is 100% owned by MAG.

Work to date at Batopilas has included: underground topographic surveys of the old workings; a detailed 590 line kilometre airborne geophysical (magnetics and electromagnetics) survey focusing on delimiting structures over the entire 40 square kilometre land package (initiated in late February 2007); a detailed stream sediment and ridge and spur soil sampling program that focused on the signature multi-element suite defined during the drill program and a detailed geological re-mapping of the entire project area. The Pastrana tunnel has been re-opened and mapping and sampling were completed prior to the drill program which began in February 2007.

The 2007 exploration program in the  Batopilas Native Silver District has encountered high grade silver in: a) drilling in the Roncesvalles – Todos Santos area, b) drilling in the Las Animas area (The Cobriza Veins) and c)  a series of drill roads and trenches in the Las Animas Ridge area. A seven hole 2,907 metre drill program that started in mid-February has been completed and crews have demobilized from Batopilas for the rainy season.

Highlights of the program include Hole BA07-15 at Todos Santos which intersected 1.0 metre of 3,070 g/t silver (89.5 opt), 3.6% lead and 0.63% zinc. This intercept is located on the east side of the Roncesvalles Fault Zone (RFZ) in the footwall of the Todos Santos – San Roberto vein system. The intercept is interpreted to be a parallel footwall vein or splay of the historically highly productive “Todos Santos Vein” that was last worked around 1915. This intercept and last year’s “Don Juan” intercept (1.7 meter of 2,357 g/t silver or 68.7 opt) are on opposite sides of the major Roncesvalles Fault Zone and their relationship to each other is under additional study.

Other significant drilling highlights include two intercepts in the Las Animas Area of 1.0 metre of 156 g/t (4.54 opt) and 1.0 metre of 186 g/t (5.42 opt) silver respectively in Holes BA07-17 and BA07-18.  Both represent about 200 metre down dip intersections from the veins and vein structures discovered by a series of roads and trenches constructed this year to follow up on silt and soil geochemical anomalies. The drill intercepts provide important information to help in determining the strike and dip continuity of these mineralized structures.

A highlight from the trench and road program includes the discovery and exposure of the Cobriza North vein structure. This vein is exposed in a 4.0 metre high road-cut and is from 0.25 to 1.0 metres wide. Eleven samples totalling 281.54 kilograms (620 pounds) of bulk material was collected for analysis. Metallic screen analysis has returned an average minimum grade for this bulk sample of 11,158 g/t silver (325.4 opt). This analysis does not include the 2,776 grams (89.3 ounces) of native silver that was hand collected from this location as well.

This 2,495 metre program of trench and road building, at Las Animas Ridge has also discovered at least two mineralized structures, the northern extension of the Cobriza (as described above) and a silver sulphide-bearing structure 225 metres farther south east. This work has also uncovered entrances to

MAG SILVER CORP.

Amended and Restated

(An exploration stage company)

Interim Management Discussion & Analysis

For the Nine Months Ended September 30, 2007

several old 1850’s era workings on Roads 1 and 3, as well as cutting numerous and previously undocumented silver, lead and zinc mineralized structures.

A 1.0 metre,  828 g/t silver (24.1 opt) rock chip sample on Road One led to the discovery of the extension of the Cobriza Structure, described as a native Silver bearing, manganese-oxide rich zone. Another rock chip sample located 225 metres southeast on this same road returned one metre of 851 g/t silver (24.8 opt) and revealed a previously unknown structure containing acanthite, a high silver sulphide.  This discovery was a follow-up of an 11.4 g/t silver soil sample collected only 13.0 metres away.

The results of this phase of work at Las Animas suggests that the mineralization may represent one single north east-trending and northwest-dipping mineralized structural zone with a strike length in excess of 500 metres.

The district-scale exploration implications of the recent work program are significant.  The airborne geophysics clearly reveals the overall patterns of the quartz latite-Monzonite dike swarm and can be used to trace the most favorable host stratigraphy and structures. This has quickly revealed several large areas outside the initial exploration focus area with the same combination of stratigraphy, structure and igneous dikes.  It is now possible to quickly apply the field geochemical protocol of stream sediment, ridge and spur soil sampling, and detailed follow-up examination to these areas to generate multiple drill targets in a wide range of areas throughout the district.

This work was also successful in identifying a number of important exploration control vectors at Batopilas that included: a better understanding of the Lithological controls of the native silver mineralization; the structural history and structural ore host controls; the vein and structural geochemistry as well as the lateral and vertical metal zoning characteristics of the vein mineralization.

Work is continuing. The Company had spent a total of $3,276,454 in exploration costs at Don Fippi (Batopilas) to September 30, 2007 (2006 - $1,947,109).

In the Lagartos land package area, the Company began their exploration for covered Fresnillo-style epithermal veins with a compilation of regional geological data along the Fresnillo Silver Trend, initially using air photo and satellite image analysis and interpretation.  The Company staked the Lagartos properties along the Fresnillo Silver Trend (FST), close to and surrounding the Fresnillo and Zacatecas Silver mining districts. They all demonstrate strong geological similarities to the main silver producing veins and districts along the FST and will provide MAG with a prominent land position in this highly prospective terrain. The Lagartos SE, Lagartos NW and the Juanicipio properties now comprise three very large and separate claim groups lying along a southeast to northwest mineralized silver trend centered on Fresnillo.  All three properties lay along the “Fresnillo Silver Trend” a large regional structural zone hosting the world class Guanajuato, Zacatecas, and Fresnillo epithermal Silver-Gold vein districts.  All of the known deposits were found in outcrop between 350 and 500 years ago, but MAG believes that significant vein systems lie covered by the recent alluvial soils that mask over 60% of the trend. It has been shown that modern exploration technology is able to locate mineralization beneath this cover.

The success of the Valdecañas Vein discovery at Juanicipio has greatly enhanced the understanding of the under explored FST and management believes that lessons learned at Juanicipio will help the Company make additional discoveries in the Fresnillo trend.

MAG SILVER CORP.

Amended and Restated

(An exploration stage company)

Interim Management Discussion & Analysis

For the Nine Months Ended September 30, 2007

A drill program at Lagartos NW was carried out in January of 2006, with a total of 13 drill holes completed for 7,365 metres drilled to December 31, 2006. Drilling tested a variety of targets consisting of NSAMT, magnetic, biogeochemical, structural and geological anomalies.  Though no major veins were intersected valuable geological and structural information for exploration programs going forward was obtained. Anomalous silver mineralization was intersected in Hole 06-03 which returned 2.15 metres grading 40.1 g/t silver.

The 750 square kilometre Lagartos SE land package is located 50 kilometers south east of the Juanicipio property and surrounds the famous Zacatecas Mining District, one of the oldest and most productive silver mining districts in the world.  Reported past production from Zacatecas is almost one billion ounces of silver. MAG initiated a 15 to 20 hole drill program in May 2007 at Lagartos SE proximal to the Panuco silver vein swarm in the northern part of the Zacatecas silver district.

In this area MAG has identified a number of broad hydrothermal alteration and structural zones, up to 4 kilometres long and ten’s of meters wide. Within the associated alteration halo there are quartz veins containing iron oxides and sulphides of zinc, lead and silver. In addition there are other veins and zones characterized by iron rich carbonates, druzy quartz, iron oxides and sulphides of lead and zinc.  These zones have retuned anomalous silver values ranging from one half ounce up to 2.3 kilograms silver (67 ounces) in selected grab samples from a number of old pit workings and low lying outcrop. These zones are also characterized by a suite of highly anomalous metal values for arsenic, mercury and antimony. These zones are thought to represent an upper level manifestation of a deeper epithermal vein system very much like those found in the Zacatecas and Fresnillo (Juanicipio) districts.  As at Juanicipio, these prospective zones lie mostly buried under alluvial cover and as a result have yet to be explored with modern exploration techniques and drilling technologies.  The current program is designed to drill test to depth on a number of these vein targets.

In addition MAG contracted Aeroquest to conduct a 2,072 line kilometre airborne electromagnetic and magnetic (AEM) survey over the Panuco North portion of Lagartos SE that will cover the area of the proposed drill program. This survey was completed in June and results have been compiled with geological and geochemical surveys and data.  A number of drill targets have been identified.

At this time the program has completed 6,240 metres of drilling.  Assay results are awaited.  Work is continuing.

The Company had spent a total of $3,916,040 in exploration costs at Lagartos to September 30, 2007 (2006 - $2,117,836).

At Guigui, a 2005 drill program followed up on the intersections of extensive alteration, structure and mineralization encountered in the 2004 program (i.e. 131 ppm Ag over 8.30m or 4.2 opt Ag over 27 feet). The drill area is located about 1.2 kilometre south of Grupo Mexico’s operating San Antonio Mine and about 650 metres south of their nearest underground infrastructure. The target area is situated within the San Antonio Graben, a prominent N-S structural feature that hosts and controls the mineralization at the San Antonio Mine.

Hole 07 cut the highest grade silver mineralization intersected to date within Guigui at 1.40 metres of 242 g/t silver (7.8 ounces).  The best values were associated with members of a felsite dike swarm that also produces mineralization in Grupo Mexico’s San Antonio Mine at a location 1800 metres farther to the north along the same structure.

MAG SILVER CORP.

Amended and Restated

(An exploration stage company)

Interim Management Discussion & Analysis

For the Nine Months Ended September 30, 2007

The results from Hole 08 indicate that the dikes cut in Holes 06 and 07 are sourced farther to the west within the Guigui property.  The Company also drilled a single hole into the upper zones of the East Fault of the San Antonio Graben (Hole 09) and cut four narrow felsite dikes with anomalous silver values.

A contract to fly an eight hundred line kilometre EM and Magnetic survey was signed and the survey was completed by the end of December 2006. Preliminary results are very encouraging and were integrated in early 2007 with the substantial data base we have accumulated at Guigui. Further work will be designed to follow up on this integration leading to a drill plan.

It is expected to resume work at Guigui sometime in 2008 as work priorities this year consume people and logistics.

The Company had spent a total of $1,446,629 in exploration costs at Guigui to September 30, 2007 (2006 - $1,289,746).

Cinco de Mayo, located in Chihuahua State, occurs proximal to the highly favorable western edge of the Chihuahua trough which hosts several large (all greater than 25 million tonnes), operating mining districts including Naica, Santa Eulalia and Bismarck.

Early exploration work included a 45 line-kilometre NSAMT geophysical survey testing historically exploited mineralization, geological features identified in nearby outcrop and through cover utilizing a biogeochemical survey.  Additional biogeochemical sampling, both expanding on the strongest anomalies revealed by the orientation survey and coincident with each NSAMT detector point, accompanied the NSAMT survey.

Results detected a significant electromagnetic anomaly coincident with biogeochemical anomalies and consistent with the proposed exploration model. A contract to fly a four hundred and fifty line kilometre EM and Magnetic survey was signed and the survey was completed by the end December 2006.

Drilling began on this property in the third quarter of 2006, with a total of 9 drill holes completed for 3,795 metres drilled to December 31, 2006. Six of the nine holes were drilled over a strike length of 2.0 kilometres along a very prominent NW trending fault zone that cuts strongly folded massive limestone and limestone-rich sedimentary rocks.  Structurally controlled replacement style massive to semi-massive sulphide mineralization occurring within broad mineralized and altered zones was intercepted in all six of the holes. Mineralization is open in all directions. At least trace mineralization was encountered in the remaining 3 holes.

Hole	From	To	Interval	Ag	Ag	Pb	Zn
number	m	m	M	(g/Tonne)	Ounces	%	%
Hole-01	318.09	324.20	6.11	22.5	0.65	1.4	5.7
including	320.57	321.84	1.27	4.6	0.13	1.6	11.6
Hole-01	355.30	357.18	1.88	190.9	5.56	4.3	7.9
Hole-02	253.47	253.89	0.42	130	3.79	0.5	3.1
Hole-05	292.4	292.7	0.30	124	3.60	6.7	2.7
Hole-06	198.7	199.0	0.23	463	13.5	17.5	0.3
Hole-07	321.87	326.17	4.30	82	2.39	3.0	2.6
Hole-08	317.68	324.18	6.50	27.4	0.80	1.2	2.2
Including	319.8	323.3	3.51	45	1.31	1.9	3.1

MAG SILVER CORP.

Amended and Restated

(An exploration stage company)

Interim Management Discussion & Analysis

For the Nine Months Ended September 30, 2007

Early systematic regional exploration work and the results of this first phase drill program clearly show that Cinco de Mayo has many geological and mineralogical characteristics in common with the largest CRDs in Mexico. Management contends that successfully locating completely blind mineralization in initial drilling confirms that we are applying the right techniques in the right geological setting and that a mineralizing carbonate replacement system of significant strength and size may be present.

The intersections occur within broader zones of dispersed lead, zinc and iron sulphides developed in the surrounding sedimentary rocks.  For example, the intercept in Hole 7 occurs within a 65 metre wide zone of stringer and dispersed lead and zinc sulphides. In addition, Hole 09 intersected over 68 metres of strong hornfels (alteration related to an igneous heat source) with widespread associated dispersed and veinlet zinc and lead sulphide mineralization. Hole 09 lies at the northernmost end of the 2 km long drilling pattern and was drilled on a geophysical anomaly detected in the initial processing of a 450 line kilometre airborne electromagnetic and magnetic survey. This structure can be traced for kilometres in either direction with this detailed magnetic survey. Significantly, intersecting hornfels in the Hole 09 airborne survey anomaly suggests that buried mineralization-related igneous heat sources can be detected geophysically, which will be a valuable ingredient in focusing ongoing exploration programs.

Drilling in 2007 began in August and is targeted on the newly discovered mineralization identified in the first pass program completed in January of this year.

Targets will include drilling down dip and along strike of the mineralization intersected in Hole CDM-06-01 which reported 6.11 meters of 5.7% zinc, 1.4% lead and 22.5 g/t silver and a separate zone of 1.88 meters of 7.9% zinc, 4.3% lead and 190 g/t silver.

Other targets have been identified through interpretation, integration and 3-D inversion of the airborne magnetic and electromagnetic survey data. In integrating this data with the previous biogeochemical work and a Natural Source Audio-frequency Magnetotelluric (NSAMT) survey, the drill program will test a series of anomalies that have been identified as being associated with a Carbonate Replacement System (“CRD”).

This early stage property is held 100% by MAG and is one of six other district scale projects operated by MAG.

To date the company has completed roughly 4,000 meters and results are pending.

The Company had spent a total of $1,834,399 in exploration costs at Cinco de Mayo to September 30, 2007 (2006 - $513,929).

At Sierra de Ramirez, located in Durango State, this 15,000 hectare property has seen little modern exploration.  A historical producer of high grade silver and base metals, this district is emerging for the Company as a large scale CRD target.  Metal zoning studies have identified three mineralized zones where work is presently underway to better define these zones through mapping, geochemical sampling in tandem with structural and alteration studies. This resulted in the recognition that acquisition of additional land is desirable before higher profile exploration work can begin.  This acquisition was underway by period’s end.

A contract to fly an eleven hundred and twenty line kilometre EM and Magnetic survey was signed and the survey was completed by mid February 2007.  In examining the results of the survey several features

MAG SILVER CORP.

Amended and Restated

(An exploration stage company)

Interim Management Discussion & Analysis

For the Nine Months Ended September 30, 2007

are revealed that have enhanced the exploration potential of the district.  To that end we have accelerated efforts to consolidate the entire Sierra Ramirez District. Exploration field programs are expected to commence in late 2007. The Company had spent a total of $422,094 in exploration costs at Sierra de Ramirez to September 30, 2007 (2006 - $143,244).

The Sello property is located approximately 110 kilometers north north-west of Fresnillo and the Juanicipio Joint Venture where MAG Silver and Industrias Peñoles are delineating a new high grade silver-gold vein discovery.  The Sello property is just 45 kilometers north of the historic San Martin and Sombrerete mining districts.

Although outcrop on the Sello property is minimal, there is mineralized high grade quartz vein material on the dumps of a collapsed prospecting shaft of undetermined depth. Grab samples collected from the dump and from a vein exposed in the wall of the shaft (Sample 16889) assayed as follows:

Sample	Gold	Gold	Silver	Silver	Lead	Zinc
Designation	ppm	ppm	ppm	Ounces	ppm	ppm
	Fire Assay	Fire Assay / Gravity
16887	7.05	7.47	108	3.1	6,900	1,300
16888	3.70	3.22	17.9	0.5	8,600	3,320
16889	8.59	9.19	4.5	0.1	2,410	1,530
Sello “S”	2.10	n/a	28	0.8	n/a	n/a
Sello “Q”	6.25	n/a	104	3.0	n/a	n/a

A limited airborne geophysical survey (220 line kilometers) has identified a prominent east north-east trending magnetic feature that is parallel with the vein exposed in the shaft collar.

MAG has mobilized a drill to the property and has started an initial 5 hole, 1,500 meter drill program. Drilling will target on the shaft / dump area and the geophysically interpreted structure.

 The 2,000 hectare Sello property has been acquired from two local individuals. MAG has the right to earn an undivided 100% interest in the property through a series of optional cash payments over time.

Terms of the acquisition agreement for two of three claims require optional cash payments totaling $US 1,000,000 over three years including $US 25,000 paid on signing. A separate acquisition agreement for the remaining claim totals $US 125,000 over two years including $US 25,000 paid on signing.

The Company had spent a total of $336,103 in exploration costs at the Sello property to September 30, 2007 (2006 - $Nil).

During the quarter ended June 30, 2007 the Company terminated its option agreement on Adargas, and consequently, costs of $750,277 were written-off at that time.

Other Properties - In the period ending September 30, 2007 the Company optioned some exploration concessions on mining claims for a cost of US$422,066 plus applicable value added tax.

MAG SILVER CORP.

Amended and Restated

(An exploration stage company)

Interim Management Discussion & Analysis

For the Nine Months Ended September 30, 2007

All of the costs incurred on property acquisition and exploration to date have been deferred. During the nine month period ended September 30, 2007, $750,277 in mineral properties costs were written down (2006 - $Nil). A complete table of mineral property costs can be found in Note 7 of the Company’s Financial Statements for the period ended September 30, 2007.

OUTSTANDING SHARE DATA

Our authorized capital consists of an unlimited number of common shares without par value.  As at March 4, 2008, the following common shares and options were outstanding:

	Number of	Exercise	Remaining
	Shares	Price ($)	Life (mos/years)
Capital Stock	48,495,566
Stock Options	3,685,830	$0.50 - $14.15	6 mos to 5 years
Fully Diluted	52,181,396

RISKS AND UNCERTAINTIES

The risks and uncertainties faced by the Company are substantially unchanged from those described in the Company’s Annual MD&A dated December 31, 2006 and other risk factors listed from time-to-time in the Company’s Annual Information Form.

SUMMARY OF QUARTERLY RESULTS

The following tables set forth selected financial data from the Company’s annual audited financial statements and should be read in conjunction with those financial statements:

	Year ended Dec. 31, 2006	Year ended Dec. 31, 2005	Year Ended Dec. 31, 2004
Revenues	$208,593(1)	$80,432	$66,999
Net Loss	($3,866,567)(2)	($1,810,838)	($733,897)
Net Loss per Share	($0.10)	($0.06)	($0.03)
Total Assets	$18,930,558(3)	$18,075,406	$9,774,297
Long Term Debt	Nil	Nil	Nil
Dividends	Nil	Nil	Nil

Explanatory Notes

(1)The Company’s only source of revenue during the years ending December 31, 2004 to 2006 was interest revenue from GIC’s held by the Company.  The amount of interest revenue earned correlates directly to the amount of cash on hand during the period referenced.

(2)The Company’s net loss has been increasing during the years ending December 31, 2004 – 2007 due to several factors. The largest factor is stock compensation expense which totalled $2,341,159 in 2006, $611,353 in 2005 and nil in 2004.   If one removes the effect of stock compensation expense from the recorded annual net loss the amounts become $1,525,408 for 2006, $1,199,485 for 2005 and $733,897 for 2004.  The general year-on-year increase in this

MAG SILVER CORP.

Amended and Restated

(An exploration stage company)

Interim Management Discussion & Analysis

For the Nine Months Ended September 30, 2007

modified loss value is then explained by the growth in the Company and its activities as described at above at “Discussion of Operations and Financial Condition”.

(3)Total assets have been increasing year-on-year primarily as a result of the Company’s cash balance and continued investment in mineral properties funded by completion of several private placement equity financings.  At September 30, 2007 the Company held $19,737,071 in cash and cash equivalents. At December 31, 2006 the Company held $3,506,930 in cash and cash equivalents versus $7,560,193 at December 31, 2005 and $1,866,360 at December 31, 2004.

The following table sets forth selected quarterly financial information for each of the last eight (8) quarters:

Quarter Ending	Revenue(1)	Net Loss(2)	Net Loss per share
September 30, 2007	$211,108	$(351,375)	(0.01)
June 30, 2007	$200,002	$(2,181,524)	$(0.05)
March 31, 2007	$116,555	$(2,252,342)	$(0.06)
December 31, 2006	44,407	(818,389)	(0.02)
September 30, 2006	48,664	(570,796)	(0.015)
June 30, 2006	70,804	(1,485,493)	(0.035)
March 31, 2006	44,718	(991,889)	(0.03)
December 31, 2005	16,409	(483,824)	(0.015)

Explanatory Notes

(1)The Company’s primary source of revenue during the quarters listed above was interest revenue from GIC’s held by the Company.  The amount of interest revenue earned correlates directly to the amount of cash on hand during the period referenced.  The Company completed a series of private placement equity financings in February 2007 of 2,760,000 common shares for proceeds of $20,010,000.  The Company also issued shares for cash pursuant to warrant and stock option exercises during the period.  In aggregate the Company issued a total of 5,722,286 common shares during the period (2006 – 1,184,719) for cash proceeds of $22,717,644 (2006 - $1,572,132).  The receipt and investment of these funds in calendar 2007 resulted in the last three quarters returning higher interest revenues then previously experienced in 2006 or 2005.

(2)Net losses by quarter are often materially affected by the timing and recognition of large non-cash expenses or write-offs.  For example, the quarter ended June 30, 2007 includes a non-cash charge for stock based compensation in the amount of $1,017,521 and a mineral property write-off in the amount of $750,277.  The Quarter ended March 31, 2007 includes a non-cash charge for stock based compensation in the amount of $627,627.  The June 30, 2006 quarter includes a non-cash charge for stock based compensation in the amount of $1,092,079 while the March 31, 2006 quarter includes a non-cash charge for stock based compensation in the amount of $1,730,034.   When adjusting these non-cash charges the results for the quarters listed show a more consistent trend, with a general growth expenses over time that is consistent with the Company’s increased exploration and corporate activities over the past two years as described above at “Discussion of Operations and Financial Condition”.

At the end of 2006, the Company had completed its initial drilling program at the Cinco de Mayo property, results of which were released in February 2007. The Company conducted exploration work in Mexico on its other properties and assessed past results in preparation for its 2007 drill programs. To date the Company has completed 2,907 metres of diamond drilling at the Batopilas (Don Fippi) property

MAG SILVER CORP.

Amended and Restated

(An exploration stage company)

Interim Management Discussion & Analysis

For the Nine Months Ended September 30, 2007

during 2007. Work at Batopilas was suspended in June for the rainy season and is expected to gear up once again in the fall. The Company is continuing its drilling program at the Lagartos SE property, just north of the Panuc district and at the time of writing has completed 6,240 metres of diamond drilling during 2007. Results are pending.

The Company has not declared nor paid dividends on its common shares.  The Company has no intention of paying dividends on its common shares in the near future, as it anticipates that all available funds will be invested to finance the growth of its business.

LIQUIDITY AND CAPITAL RESOURCES

The Company issued a total of 5,722,286 (2006 – 1,249,762) common shares during the period. Of these 5,722,286 shares (2006 – 1,184,719) were issued for cash proceeds of $22,717,644 (2006 - $1,572,132). A further Nil shares (2006 – Nil) were issued for mineral properties for a value of $Nil (2006 - $Nil). Cash proceeds are to be spent on mineral property acquisitions, exploration and development as well as for general working capital purposes. The Company’s primary source of capital has been from the sale of equity. At September 30, 2007 the Company had cash and cash equivalents on hand of $19,737,071 compared to cash and cash equivalents of $4,611,501 at September 30, 2006. The primary use of cash during the period was for acquisition and exploration expenditures, being approximately $4,247,948 (2006 - $3,183,734), management and consulting fees of $594,532 (2006 - $357,378) and other general and administrative expenses of $823,162 (2006 - $900,688). The Company had $16,973,256 in working capital as at September 30, 2007 compared to $4,618,993 at September 30, 2006.

Current liabilities of the Company at September 30, 2007 amounted to $4,024,192 (2006 - $470,753) mostly being attributable to accrued exploration expenses.

Subsequent to year end the Company entered into an agreement with a syndicate of underwriters whereby the underwriters would purchase 3.0 million common shares of the Company at a price of $15.50 per share on a bought deal private placement basis for total proceeds of $46.5 million.  A 5% commission on gross proceeds was payable to the underwriters.  The placement was scheduled to close on or about November 27, 2007.

The Company currently has sufficient working capital to maintain all of its properties for the next eight months, in management’s opinion; the Company is able to meet its ongoing current obligations as they become due. Based on exploration results the Company will select certain properties to complete purchase arrangements on. The Company expects to raise equity capital as it is needed.  However, there is no assurance that additional funding will be available to the Company and it may again become dependent upon the efforts and resources of its directors and officers for future working capital. Management refers the reader to the contents of the Unaudited Financial Statements for the period ended September 30, 2007; the Audited Financial Statements for the year ended December 31, 2006, as well as the subsequent events section.

In the normal course of business the Company enters into transactions for the purchase of supplies and services denominated in Mexican Pesos. The Company also has cash and certain liabilities denominated in United States dollars. As a result, the Company is subject to foreign exchange risk from fluctuations in foreign exchange rates.

MAG SILVER CORP.

Amended and Restated

(An exploration stage company)

Interim Management Discussion & Analysis

For the Nine Months Ended September 30, 2007

The following Table discloses the contractual obligations of the Company for optional mineral property acquisition payments, optional exploration work and committed lease obligations for office rent and equipment:

Tabular Disclosure of Contractual Obligations

(Property expenditures in U.S. dollars, as per agreement)

Option Payments and Exploration Expenditures	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years
Sierra Ramirez Property (1)	$1,200,000	$100,000	$425,000	$675,000	Nil
Cinco de Mayo Property (2)	$600,000	Nil	$600,000	Nil	Nil
Sello Property	$1,025,000	Nil	$450,000	$575,000	Nil
Other Properties	$100,000	Nil	$100,000	Nil	Nil
Total (US $)	$2,925,000	$100,000	$1,575,000	$1,250,000	Nil

(1) Of the final payment in the amount of US$650,000 due December 14, 2010, up to US$500,000 may be paid in Common Shares of the Company.  See Item 4 - Information on the Company - The Sierra de Ramirez Property.

 (2) Comprised of US$600,000 in option payments. Half of each of the remaining option payments may be paid in Common Shares at a deemed price per share equal to the average trading price of MAG’s Common Shares for 30 calendar days prior to the date of the payment.  See Item 4 - Information on the Company - The Cinco de Mayo Property.

Other Items

The Company is unaware of any undisclosed liabilities or legal actions against the Company and the Company has no legal actions or cause against any third party at this time. The Company is unaware of any condition of default under any debt, regulatory, exchange related or other contractual obligations.

ADDITIONAL DISCLOSURE

Trend Information

Other than the obligations under the Company's property option agreements set out in “Tabular Disclosure of Contractual Obligations”, there are no identifiable trends, demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, the Company's liquidity either increasing or decreasing at present or in the foreseeable future.  The Company will require sufficient capital in the future to meet its acquisition payments and other obligations under property option agreements for those properties it considers worthy to incur continued holding and exploration costs upon.  The need to make such payments is a “Trend” as it is unlikely that all such obligations will be eliminated from the Company’s future business activities.  The Company intends to utilize cash on hand in order to meet its obligations under property option agreements until at least March 31, 2009. The scale and scope of the Juanicipio Joint Venture could change this timeline as exploration progresses. It is unlikely that the Company will generate sufficient operating cash flow to meet these ongoing obligations in the foreseeable future. Accordingly the Company will likely need to raise additional capital by issuance of equity in the future.  At this time the Company has no plan or intention to issue any debt in order to raise capital for future requirements.

MAG SILVER CORP.

Amended and Restated

(An exploration stage company)

Interim Management Discussion & Analysis

For the Nine Months Ended September 30, 2007

At the time of writing there is a noted favourable trend with regard to the market for metal commodities and related companies, however, it is the opinion of the Company that its own liquidity will be most affected by the results of its exploration activities.  The discovery of an economic mineral deposit on one of its mineral properties may have a favourable effect on the Company’s liquidity, and conversely, the failure to find one may have a negative effect.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Related Party Transactions

For the period ended September 30, 2007 the Company’s president received $165,596 in compensation for management services (2006 - $98,100).

For the period ended September 30, 2007 a company controlled by an officer of the Company received $132,880 in compensation for consulting services (2006 - $113,760).

The Company paid non-executive directors fees of $96,750 to five non-executive directors during the period (2006 - $Nil).

The Company is party to a Field Services Agreement, whereby it has contracted exploration services in Mexico with MINERA CASCABEL S.A. de C.V. (“Cascabel”) and IMDEX Inc. (“Imdex”).  As of January 2006, these companies have a common director with the Company.  During the period ended September 30, 2007 the Company accrued or paid Cascabel and IMDEX consulting, administration and travel fees totaling $102,223 (2006 - $90,194) and exploration costs totaling $909,631 (2006 - $818,634) under the Field Services Agreement.

During the year ended December 31, 2003, the Company entered into an office services agreement with Platinum Group Metals Ltd. (“PTM”), a company with a common director and common officer. During the period ended September 30, 2007 the Company accrued or paid PTM $102,305 under the common service agreement (2006 - $102,961).

During the year ended December 31, 2004, the Company entered into an office lease agreement with Anthem Works Ltd. (“Anthem”), a company with a common director.  During the period ended September 30, 2007 the Company accrued or paid Anthem $51,645 under the office lease agreement (2006 - $46,750).

These transactions are in the normal course of business and are measured at the exchange amount which is the consideration established and agreed to by the noted parties.

Shareholder Relations’ Expenses

Shareholder relations expense during the period totaled $293,531 (2006 - $203,479). Since 2003 the Company has managed its shareholder relations as an internal function. In September 2005 Contact Financial was contracted at a rate of $6,000 per month to provide distribution of the Company’s information. Between June 15, 2007 and October 15, 2007 this fee was reduced to $500 per month. On October 15, 2007 the Company did not renew its contract with Contact Financial. The Company attends seminars and conferences related to its business and from time to time to visit brokers, market analysts

MAG SILVER CORP.

Amended and Restated

(An exploration stage company)

Interim Management Discussion & Analysis

For the Nine Months Ended September 30, 2007

and investors who request information about the Company’s business. Since December 2006 Mr. Tony Mahalski of LM Associates in London, U.K., has been engaged for a fee of GBP 1,000 per month for the purpose of general business development and the raising of the Company’s profile in Europe.

Travel and Promotion Expenses

Travel and promotion expenses for the period amounted to $151,750 (2006 - $149,705). These activities relate to corporate business development, the supervision of ongoing exploration operations, new property investigations and meetings with potential joint venture partners and institutional and sophisticated investors.

Property Acquisition Expenses

Property acquisition expenditures during the period totaled $3,348,224 (2006 - $353,033) in cash and accrued payables.

During the year ended December 31, 2006, the Company and Minera Rio Tinto, S.A. de C.V. amended terms of the Sierra de Ramirez option agreement. Under the amended terms, the Company issued Minera Rio Tinto, S.A. de C.V. 20,000 common shares of the Company on October 6, 2006 and will make scheduled cash payments totaling US$1,300,000 (US$100,000 paid) to December 14, 2010, with a final payment of US$650,000 of which up to US$500,000 may be paid in the common shares of the Company.  Under the amended terms all exploration work commitments were also eliminated. To September 30, 2007 the Company has incurred a total of $644,347 (2006 - $387,594) in acquisition costs on the property.

During the year ended December 31, 2006, the Company and an individual entered into a “letter of intent” agreement to acquire the Sello Property. The Company paid $28,143 on signing the letter of intent, and doing due diligence to complete a deal for the property. During the current period the Company entered into a letter of intent agreement to acquire a 100% interest in the El Oro claims located in Zacatecas State. The Company paid $28,562 on signing the letter of intent.  This claim will become part of the Sello Property.  To September 30, 2007 the Company has incurred a total of $69,444 (2006 - Nil) in acquisition costs on the property.

During the period ended September 30, 2007 the Company has acquired more exploration concession on mining claims on the Fresnillo trend to the northwest and southeast of the Juanicipio property. These exploration concessions enables the Company to explore the mining claim covered by the concession to December 2009, subject to the Company paying any applicable annual tax or other regulatory charges. To September 30, 2007 the Company has incurred a total of $422,066 (2006 - $Nil) in acquisition costs on these claims.

The sum of all payments required to maintain all of the Company’s mineral rights are less than its currently available working capital. The Company evaluates its property interests on an ongoing basis and intends to abandon properties that fail to remain prospective. The Company is confident that it will be able to meet its earn-in obligations on those properties which management considers being of merit.

CRITICAL ACCOUNTING POLICIES

The Company’s accounting policies are set out in Note 2 of its Consolidated Financial Statements for the period ended September 30, 2007.

MAG SILVER CORP.

Amended and Restated

(An exploration stage company)

Interim Management Discussion & Analysis

For the Nine Months Ended September 30, 2007

The preparation of financial statements in conformity with Canadian GAAP requires Management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period.  Management has identified (i) mineral property acquisition and exploration deferred costs (ii) provision for reclamation and closure, (iii) future income tax provision and (iv) stock based compensation as the main estimates for the following discussion.  Please refer to Note 2 of the Company’s consolidated financial statements for a description of all of the significant accounting policies.

Under Canadian GAAP, the Company deferred all costs relating to the acquisition and exploration of its mineral properties. Any revenues received from such properties are credited against the costs of the property. When commercial production commences on any of the Company’s properties, any previously capitalized costs would be charged to operations using a unit-of-production method. The Company regularly reviews the carrying values of its properties to assess their recoverability and when the carrying value of a property exceeds the estimated net recoverable amount, provision is made for impairment in value.

The existence of uncertainties during the exploration stage and the lack of definitive empirical evidence with respect to the feasibility of successful commercial development of any exploration property does create measurement uncertainty concerning the estimate of the amount of impairment to the value of any mineral property. The Company relies on its own or independent estimates of further geological prospects of a particular property and also considers the likely proceeds from a sale or assignment of the rights before determining whether or not impairment in value has occurred.

Reclamation and closure costs have been estimated based on the Company’s interpretation of current regulatory requirements, however changes in regulatory requirements and new information may result in revisions to estimates.  The Company recognizes the fair value of liabilities for reclamation and closure costs in the period in which they are incurred.  A corresponding increase to the carrying amount of the related assets is generally recorded and depreciated over the life of the asset.

The future income tax provision is based on the liability method.  Future taxes arise from the recognition of the tax consequences of temporary differences by applying enacted or substantively enacted tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of certain assets and liabilities.  The Company records a valuation allowance against any portion of those future income tax assets that it believes will, more likely than not, fail to be realized.

For its 2004 fiscal year, The Company adopted CICA Handbook Section 3870 – Stock-Based Compensation and other Stock-Based Payments, which requires the fair value method of accounting for stock options.  Under this method, The Company is required to recognize a charge to the income statement based on an option-pricing model based on the following assumption –no dividends were paid, a weighted average volatility of the Company’s share price of 85 per cent, a weighted average annual risk free rate of 4.05 per cent and an expected life of 3 years.  The resulting weighted average option related to an expense for stock options in the period ending September 30, 2007 of $2,747,555 (2006 - $1,954,298).

Effective January 1, 2007, the Company adopted CICA Handbook Section 1530, Comprehensive Income, CICA Handbook Section 3861, Financial Instrument Presentation and Disclosure and CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement, CICA Handbook Section 3865,

MAG SILVER CORP.

Amended and Restated

(An exploration stage company)

Interim Management Discussion & Analysis

For the Nine Months Ended September 30, 2007

Hedges, and CICA Handbook Section 3251, Equity.  These new Handbook Sections provide comprehensive requirements for the recognition and measurement of financial instruments, transaction costs incurred on financial instruments, as well as standards on when and how hedge accounting may be applied.  CICA Handbook Section 1530 also introduces a new component of equity referred to as comprehensive income. Comprehensive income includes changes in shareholders’ equity during a period arising from non-owner sources and, for the Company, other comprehensive income includes currency translation adjustments on its net investment in self sustaining foreign operations. The new standards also require all derivatives to be recorded on the balance sheet at fair value and establish new accounting requirements for hedges. The Company has adopted these standards prospectively effective January 1, 2007. The adoption of these new standards had no material effect on the financial position or opening account balances on January 1, 2007.

In accordance with these new standards, the Company now classifies all financial instruments as either held-to-maturity, available-for-sale, held-for-trading, loans and receivables, or other financial liabilities.  Financial assets held to maturity, loans and receivables and financial liabilities other than those held for trading, are measured at amortized cost.  Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income.  Instruments classified as held for trading are measured at fair value with unrealized gains and losses recognized in the statement of operations. Transaction costs are expensed as incurred.

Upon adoption of these new standards, the Company has designated its cash and cash equivalents as held-for-trading, which are measured at fair value.  Accounts receivable and other are classified as loans and receivables, which are measured at amortized cost.  Restricted certificates of deposit are classified as held-to-maturity, and are measured at amortized cost.  Accounts payable and accrued liabilities, property and mining taxes payable, convertible debentures, notes payable, and accrued site closure costs are classified as other liabilities, which are measured at amortized cost.”

CORPORATE GOVERNANCE

The Company maintains a set of disclosure controls and procedures designed to ensure that information required to be disclosed in filings made pursuant to Multilateral Instrument 52-109 is recorded, processed, summarized and reported in the manner specified by the relevant securities laws applicable to the Company.  The consolidated Company operates in both Canada and Mexico and work is ongoing to improve and modernize these controls and to ensure that they remain consistently applied in both jurisdictions.  The Chief Executive Officer and the Chief Financial Officer have evaluated the Company’s disclosure control procedures as of December 31, 2006 through inquiry, review, and testing, as well as by drawing upon their own relevant experience.  The Company retained an independent third party specialist in 2006 to assist in the assessment of its disclosure control procedures.  The Chief Executive Officer and the Chief Financial Officer have concluded that the Company’s disclosure control procedures are effective.  Management is also developing and implementing a plan to address disclosure controls and procedures on a forward looking basis as the Company continues to grow.

The Company also maintains a system of internal controls over financial reporting, as defined by Multilateral Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings in order to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable and in accordance with Canadian GAAP.  The Company retained an independent third party specialist in 2006 to assist in the assessment of its internal control procedures.  The Board of Directors approves the financial statements and ensures that management discharges its financial responsibilities. The Board’s review is accomplished principally through the audit committee, which is composed of

MAG SILVER CORP.

Amended and Restated

(An exploration stage company)

Interim Management Discussion & Analysis

For the Nine Months Ended September 30, 2007

independent non-executive directors. The audit committee meets periodically with management and auditors to review financial reporting and control matters. The Board of Directors has also appointed a compensation committee composed of non-executive directors whose recommendations are followed with regard to executive compensation. From time to time the board may also form special sub-committees, which must investigate and report to the Board on specific topics.

There have been no changes in internal control over financial reporting during the quarter ended September 30, 2007 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

SUBSEQUENT EVENTS

Subsequent to September 30, 2007:

(a)

To March 4, 2008 the Company issued 471,170 common shares at an average price of $2.61 for proceeds of $1,228,127 on the exercise of stock options, and 1,373,500 common shares at $10.00 on the exercise of warrants for proceeds of $13,735,500;

(b)

The Company granted 25,000 stock options at $13.75 and 425,000 at $14.15 for a period of five years expiring on October 9, 2012 and October 15, 2012 respectively.

(c)

A new company, named Minera Juanicipio, was established to own and operate the Juanicipio Joint Venture on December 21, 2008.  MAG and Peñoles are joint owners (through 100% owned subsidiaries) of this company with MAG having a direct 44% interest and Peñoles having a direct 56% interest in Minera Juanicipio.  The terms and conditions of a shareholders agreement governing the operation of Minera Juanicipio were established as part of the original Juanicipio Agreement between MAG and Peñoles.

(d)

On November 27, 2007 the Company closed a bought deal private placement 3.0 million common shares of the Company at a price of $15.50 per share for gross proceeds of $46.5 million.  There were no warrants related to the placement and a cash commission of 5% of gross proceeds was paid on the placement to a syndicate of underwriters.

(e)

The Company granted 284,500 stock options at $12.91 for a period of five years expiring on February 12, 2013.